Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Stantec Inc. (“Stantec” or the “Company”)

10160 – 112th Street

Edmonton, AB T5K 2L6

2.	Date of Material Change:

November 9, 2016

3.	News Release:

A news release was issued by Stantec, and disseminated through the facilities of a recognized newswire service on November 10, 2016.

4.	Summary of Material Change:

Stantec announced the appointment of Marie-Lucie Morin to the board of directors of the Company effective November 9, 2016.

5.	Full Description of Material Change:

5.1    Full Description of Material Change:

Effective November 9, 2016, Marie-Lucie Morin was appointed to Stantec’s board of directors. Ms. Morin brings to the role more than 30 years’ experience in Canadian federal public service. She was previously appointed National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet and has served as Deputy Minister for International Trade and as Associate Deputy Minister of Foreign Affairs. Ms. Morin also has a wealth of experience serving on corporate and not-for-profit boards. She is a lawyer and a graduate of the Université de Sherbrooke in Quebec, Canada.

5.2    Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted on the basis that is confidential information.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

Stantec Inc.

10160 – 112th Street

Edmonton, AB T5K 2L6

(780) 917-7022

9.	Date of Report:

November 10, 2016.